UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 13.5%

FOR APRIL 2006

Guadalajara, Jalisco, Mexico, May 9, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of April 2006.

During the month of April 2006, terminal passenger traffic increased 13.5% compared to April 2005, mainly driven by international terminal passenger traffic, which grew 22.2%, and a 7.6% increase in domestic terminal passenger traffic.

Two main factors are reflected in April 2006 traffic results:

•	The corresponding Easter period, which took place in April during 2006, but in March during 2005.
•	The effects of the suspended Aerocalifornia operations, which took place on April 2, 2006.

When comparing April 2006 with April 2005, domestic terminal passenger traffic rose by 70.2 thousand passengers --- increasing by 93.5 thousand passengers in the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos, Aguascalientes and Manzanillo airports and decreasing by 23.4 thousand passengers in the Hermosillo, Bajio, Morelia, Mexicali, La Paz and Los Mochis airports. The main contributors of this increase were: the Guadalajara airport with an increase of 26.8 thousand passengers, Tijuana airport with an increase of 25.5 thousand passengers, Los Cabos airport with an increase of 21.3 thousand passengers and Puerto Vallarta airport with an increase of 15.8 thousand passengers (for a total 89,389 additional domestic terminal passengers among the four airports), representing increases of 9.4%, 9.6%, 82.1% and 39.7%, respectively, when comparing the April 2006 and April 2005 figures. During the first quarter of 2006 versus the same quarter of 2005, passenger traffic at these airports grew 7.9%, 1.9%, 52.7% and 18.0%, respectively, and in the case of Guadalajara and Tijuana the growth was driven

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Lic. Rodrigo Guzmán Perera, Chief Financial Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212	Tel: 212 406 3690
rguzmanp@aeropuertosgap.com.mx	gap@i-advize.com

by low cost carriers (Interjet, Volaris and Click in Guadalajara and Volaris and A Volar in Tijuana).

The traffic at the Los Cabos and Puerto Vallarta airports reflects the rising popularity of our tourist destinations, as well as the effects of the Easter Holiday vacation period, which in 2006 took place in April.

The decrease of 23.4 thousand passengers was due to declines of 6.6 thousand passengers in La Paz airport, 6.2 thousand passengers in Mexicali, 5.3 thousand passengers in Los Mochis and 3 thousand passengers in Hermosillo, which caused the total reduction of 21.3 thousand domestic terminal passengers among these four airports. In the case of La Paz, Los Mochis and Hermosillo, the effect was a result of the suspension of certain routes that were either exclusive or routes dominated by Aerocalifornia Airlines, such as:

Exclusive Routes		Routes Dominated
Route	Number of passengers during 2005	Route	Number of passengers during 2005
Guadalajara - La Paz	45,150	La Paz-Culiacan	44,718
La Paz - Los Mochis	25,132	Hermosillo-La Paz	32,643
Tijuana - Los Mochis	36,424
Guadalajara – Los Mochis	52,275
Los Mochis – Cd. Obregón	11,081
Los Mochis – Culiacan	10,477

It is important to mention that, among others, the Guadalajara-La Paz, Tijuana-Los Mochis and Guadalajara-Los Mochis routes, which represent 45.2, 36.4 and 52.3 thousand passengers, respectively (for a total of 133.8 thousand passengers), are expected to reinitiate operations in the near future.

In terms of international traffic, the highest increase compared to April 2005 took place in Guadalajara with a rise of 58.9 thousand passengers, representing a 39.9% increase, Los Cabos with 39.8 thousand additional passengers, representing an increase of 21.3% and Puerto Vallarta with 24.7 thousand additional passengers, representing an increase of 12.1%. The increase in Guadalajara was a result of the Easter holiday, which took place during April in 2006 versus in March during 2005. In Puerto Vallarta and Los Cabos, the growth trend observed during the first quarter of 2006 continues, mainly driven by U.S. and Canadian tourists.

The decrease in the number of international terminal passengers in the La Paz and Hermosillo airports was due to the suspension of the La Paz-Los Angeles and Hermosillo-Los Angeles routes, the first route being an exclusive Aerocalifornia route and the second, a main route of Aerocalifornia.

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Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

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Total Terminal Passengers (in thousands):

Low Cost Carriers

At the close of April 2006, the weekly schedule operated by low cost carriers represented an increase of 23 new frequencies compared to March 2006, for a total of 176 departure frequencies. During the month of April 2006, low cost carriers initiated 5 new routes, for a total of 14 routes operated by these types of airlines.

During the first four months of 2006, a total of 262.4 thousand passengers were serviced by low cost carriers (Interjet, A Volar, Volaris and Click), representing 7% of the total number of domestic passengers for that period.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

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This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 10, 2006